January 6, 2011
VIA FACSIMILE TRANSMISSION AND EDGAR TRANSMISSION
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631
Fax: (703) 813-6968

RE:	Grifols, SA Amendment No. 3 to Registration Statement on Form F-4 Filed December 20, 2010 File No. 333-168701 Response to Staff Comment Letter dated January 5, 2011
Dear Mr. Riedler:
Reference is made to the comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) with respect to the above-referenced amendment to registration statement on Form F-4 (the “Registration Statement”) of Grifols, S.A. (the “Company” or “Grifols”), in your letter dated January 5, 2011 (the “Comment Letter”).
I am writing to respond to the comment. The response is below. For your convenience, we have reproduced below in italics the Staff’s comment and have provided our response immediately below such comment.
SEC Comment No. 1.
Conditions to Complete the Transactions, page 10
1.	We note your response to our prior comment 1 and your amended disclosure. Please also identify the conditions related to the valid issuance of the Grifols non-voting shares or relating to the deeds and by-law provision.
Response to Comment No. 1.
We respectfully advise the Staff that we believe the requested disclosure has already been made. Please see the fourth and fifth bullets listed on page 12 in the list of conditions to Talecris’ obligation to consummate the merger, which read as follows:
•	the valid issuance of the Grifols non-voting shares;

•	the granting before a Spanish public notary, and registration by the Commercial Registry (Registro Mercantil) of Barcelona, of the necessary deeds in connection with the issuance of the

January 6, 2011

Grifols nonvoting shares and the amendments of the Grifols’ ByLaws (estatutos), which is referred to as Grifols’ ByLaws, required for such issuance.
Such bullets are a complete and accurate summary in all material respects of the applicable conditions and identify the conditions highlighted in the Staff’s comment. In addition, we note that on page 13, such conditions are highlighted among the conditions that, if not satisfied, may prevent the parties’ consummation of the transaction under applicable law or regulation. Accordingly, we respectfully submit that no further disclosure is required in this regard.
* * * *
The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Julie Allen at (212) 969-3155 or Peter Samuels at (212) 969-3335.

Sincerely,
/s/ Julie M. Allen
Name:	Julie M. Allen
Title:	Partner

cc:	Scot Foley